SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 2)*

Cardo Medical, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

14161L109

(CUSIP Number)

Mary V. Carroll
Akerman Senterfitt
One Southeast Third Avenue, Suite 2700
Miami, FL 33131
(305) 374 - 5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See §*240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.		

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	33,250,911[1] shares
	9.	SOLE DISPOSITIVE POWER	0 shares
	10.	SHARED DISPOSITIVE POWER	33,250,911[1] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,250,911[1] shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.4%

14.	TYPE OF REPORTING PERSON (see instructions) IN

[1] Consists of 33,250,911 shares of Common Stock held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

1.	NAMES OF REPORTING PERSONS
	Frost Gamma Investments Trust 46-0464745

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	33,250,911 [1] shares
	9.	SOLE DISPOSITIVE POWER	0 shares
	10.	SHARED DISPOSITIVE POWER	33,250,911 [1] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	33,250,911 [1] shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
	14.4%

14.	TYPE OF REPORTING PERSON
	OO

[1] Frost Gamma Investments Trust holds 33,250,911 shares of Common Stock. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2, dated December 8, 2009, (the "Amendment") amends and supplements the statement on Schedule 13D filed on March 18, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on September 9, 2008 on Schedule 13D (together the "Original Schedule 13D"), by Phillip Frost, M.D. and Frost Gamma Investments Trust ("Gamma Trust") (collectively, the "Reporting Persons"). This Amendment relates to the common stock, par value $0.001 per share, of Cardo Medical, Inc. (formerly known as clickNsettle.com, Inc.), a Delaware corporation (the "Issuer"), and amends the statement as set forth below. Capitalized terms not defined in this Amendment will have the meanings from the Original Schedule 13D. This Amendment is filed by the Reporting Persons pursuant to the Joint Filing Agreement, dated December 8, 2009 as executed by the reporting persons listed on the cover pages to this Amendment (Exhibit 99.1 to this Amendment.)

Item 1.   Security and Issuer.

Item 1 deleted in its entirety and replaced with the following text:

This Amendment amends the Original Schedule 13D and is filed with respect to the common stock, $0.001 par value (the "Shares"), of Cardo Medial, Inc. The principal executive offices of the Issuer are located at 9701 Wilshire Blvd., Suite 1100, Beverly Hills, California 90212.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraphs to the end of the item:

On June 30, 2009, Gamma Trust acquired an aggregate of 857,143 Shares, for investment purposes, in a private placement transaction. The purchase price for the Shares was $300,000, or $0.35 per share. The source of funds for the acquisition was from working capital of Gamma Trust.

On October 27, 2009, Gamma Trust acquired an aggregate of 1,428,572 Shares, for investment purposes, in a private placement transaction. The purchase price for the Shares was $500,000, or $0.35 per share. The source of funds for the acquisition was from working capital of Gamma Trust.

Item 4.   Purpose of Transaction.

Item 4 is amended by adding the following paragraphs to the end of the item:

The 857,143 shares acquired by Gamma Trust in a private placement transaction on June 30, 2009 from the Issuer were acquired for investment purposes pursuant to a subscription agreement that contained a lock-up provision in which Gamma Trust agreed not to (i) offer for sale, sell, pledge or otherwise dispose of the Shares, (ii) enter into a swap or other derivatives transaction or (iii) publicly disclose the intentions to do any of the foregoing during the 24 month lock-up period. The Shares issued in connection with the private placement transaction were offered and sold by the Issuer in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") for "transactions by an issuer not involving a public offering" and 506 of Regulation D of the Securities Act.

The 1,428,572 Shares acquired by Gamma Trust in a private placement transaction on October 27, 2009 from the Issuer were acquired for investment purposes pursuant to a subscription agreement. Gamma Trust and the other investors in the private placement transaction also entered into a registration rights agreement. Pursuant to the registration rights agreement, Gamma Trust will be entitled to registration rights for the shares of common stock purchased in the private placement transaction. The Shares issued in connection with the private placement transaction were offered and sold by the Issuer in reliance upon an exemption from registration under Section 4(2) of the Securities Act for "transactions by an issuer not involving a public offering" and 506 of Regulation D of the Securities Act.

Except as described in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events enumerated in subsections (a) – (j) of Item 4.

Item 5.   Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a)

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Shares of Common Stock [1]
Phillip Frost, M.D.	33,250,911[2]	14.4%
Frost Gamma Investments Trust	33,250,911[2]	14.4%

[1]   The percentage of beneficial ownership is based upon 230,293,141 shares of Common Stock outstanding as of December 8, 2009.

[2]   Frost Gamma Investments Trust holds 33,250,911 shares of the Issuer's Common Stock. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(b) The Reporting Persons' responses to Items 3 and 4 to this Amendment to Original Schedule 13D are hereby incorporated by reference in this Item 5. The Reporting Persons' responses to cover page Item 7 through 10 of this Amendment to Original Schedule 13D, including the footnotes thereto, if any, are hereby incorporated by reference in this Item 5.

(c) Transactions in the Issuer's securities effected by the Reporting Persons:

Transaction Date	Quantity of Securities	Type of Transaction	Price Per Security
06/30/2009	857,143 shares of Common Stock	Private Placement	$0.35 per share
10/27/2009	1,428,572 shares of Common Stock	Private Placement	$0.35 per share

(d) – (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended by adding the following paragraphs to the end of the item:

See Item 4 regarding the registration rights agreement.

Except as identified herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.

Item 7.   Material to be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement, dated as of December 8, 2009, by and between the Reporting Persons.
99.2	Form of Registration Rights Agreement by and among Cardo Medical, Inc. and the purchasers signatory thereto (filed as Exhibit 10.1 to the Issuer's Form 8-K filed on October 29, 2009 and incorporated herein by reference).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2009   /s/ Phillip Frost, M.D.
                                  Phillip Frost, M.D., Individually

                                  FROST GAMMA INVESTMENTS TRUST

Dated: December 8, 2009   By: /s/ Phillip Frost, M.D.
                                      Phillip Frost, M.D., Trustee